Exhibit 99.1
Aegean Marine Petroleum Network Inc. Files for Chapter 11
 to Implement Restructuring Transaction with Mercuria Energy Group Limited
NEW YORK, November 6, 2018─Aegean Marine Petroleum Network Inc. (NYSE:ANW) ("Aegean" or the "Company") announced today that the Company and certain of its subsidiaries (the "debtors") filed voluntary petitions for relief under Chapter 11 of the US Bankruptcy Code in the Bankruptcy Court for the Southern District of New York.  The debtors enter this process with the support of Mercuria Energy Group Limited ("Mercuria"), a key strategic partner and one of the world's largest independent energy and commodity companies. Mercuria has agreed to provide more than $532 million in postpetition financing to fund the chapter 11 process and the Company's working capital needs. It has also agreed to serve as the stalking horse bidder in a sale process designed to optimize the value of the Company as a going concern. The Company continues to explore value-maximizing alternatives.
The debtors have filed a motion with the bankruptcy court seeking to jointly administer all of the debtors' Chapter 11 cases under the caption In re Aegean Marine Petroleum Network Inc., et al. The debtors will continue to operate their businesses as "debtors-in-possession" under the jurisdiction of the bankruptcy court and in accordance with the applicable provisions of the US Bankruptcy Code and orders of the bankruptcy court. The debtors have filed a series of first day motions with the bankruptcy court that seek authorization to continue to conduct their business in the normal course, including in relation to employees, customers and suppliers, among others. The debtors are seeking approval of the Mercuria-led postpetition financing. This financing is designed to ensure the Company has adequate working capital to fund the business and continue ordinary course operations during the Chapter 11 Cases and to fund the sale process.
In connection with its restructuring efforts, Kirkland & Ellis LLP is acting as legal counsel to Aegean, Moelis & Company LLC is acting as investment banker to Aegean, and EY Turnaround Management Services LLC is acting as restructuring advisor to Aegean.

Additional Information

Additional information about the Chapter 11 cases, court filings and other documents related to the Chapter 11 cases are available on a website administered by the debtors' claims and noticing agent, Epiq Corporate Restructuring, LLC, at http://dm.epiq11.com/aegean.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve its customers wherever they are around the globe. For additional information please visit: www.ampni.com.
Cautionary Statement Regarding Forward-Looking Statements
This release contains "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "will," and similar expressions are forward-looking statements. These forward-looking statements relate, in part, to the risks and uncertainties relating to the ability of the Company to continue as a going concern; the debtors' ability to obtain approval by the bankruptcy court of the relief requested in the first day motions, for DIP financing, any sale, and any plan of reorganization of the Company, among other things; the ability of the debtors to develop and consummate one or more plans of reorganization with respect to the Chapter 11 cases; the bankruptcy court's rulings in the Chapter 11 cases and the outcome of the Chapter 11 cases in general; the length of time the debtors will operate under the Chapter 11 cases; risks associated with third-party motions in the Chapter 11 cases; the potential adverse effects of the Chapter 11 cases on the debtors' liquidity, results of operations or business prospects; the ability to execute the Company's business and restructuring plan; increased legal costs related to the Chapter 11 cases and other litigation; the inherent risks involved in a bankruptcy process; and the other risks and uncertainties disclosed in the Company's filings with the SEC. Given the risks and uncertainties inherent in forward-looking statements, you are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements speak only as of the date on which the statements are made. Aegean undertakes no duty, and expressly disclaims any obligation, to update these forward-looking statements to reflect any future events, developments or otherwise.
AEGEAN INVESTOR CONTACT:
Aegean Marine Petroleum Network Inc.
Tel. +1-212-430-1100
 Email: investor@ampni.com
AEGEAN MEDIA CONTACT:
Gagnier Communications
Dan Gagnier
+1-646-569-5897
 dg@gagnierfc.com